Filed by SomaLogic, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: SomaLogic, Inc.

Commission File No.: 001-40090

Dear Valued Customer,

I am writing to share the news that SomaLogic has entered into a deﬁnitive agreement to merge with Standard BioTools Inc., a company that shares our mission to power research insights that will accelerate breakthroughs in human health.

Uniting the two companies fundamentally improves the growth and scalability of our companies, providing a comprehensive suite of complementary, high integrity proteomics solutions, which will couple with the Standard BioTools powerful genomics workstations to drive translational and clinical research insights.

We expect to close in Q1 2024, subject to customary closing conditions. During this time, Standard BioTools and SomaLogic will continue to operate as independent companies until the transaction is completed. There will be no immediate changes in the way you do business with SomaLogic until after close.

Thanks for your continued support of SomaLogic and our leading platform. If you have any questions or want to learn more about how we can better serve you, please reach out to your regular contact in the company.

We are excited by what our future holds. Together, we can forge and build upon this remarkable path forward. We look forward to growing with you.

Sincerely,

/s/ Adam S. Taich

Adam S. Taich

Chief Executive Oﬃcer
SomaLogic